Mail Stop 4561

July 17, 2008

VIA USMAIL and FAX (214) 655 - 1610

Mr. Gary S. Bresky
Chief Financial Officer
Behringer Harvard Opportunity REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

  Re: Behringer Harvard Opportunity REIT I, Inc.
     Form 10-K for the year ended 12/31/2007
     Filed on 3/31/2008
     File No. 000-51961

Dear Mr. Gary S. Bresky:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Cicely LaMothe
       Branch Chief